SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 11-K

____________________

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period From __________ to __________

____________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bar Harbor Bankshares 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bar Harbor Bankshares
82 Main Street
Bar Harbor, Maine 04609
______________________________________________________________________________

1

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2017, and 2016

(With Report of Independent Registered Public Accounting Firm)

BAR HARBOR BANKSHARES 401(k) PLAN

Financial Statements and Supplemental Schedules

December 31, 2017, and 2016

*Schedules required by Form 5500 that are not applicable have not been included.

2

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, and Plan Participants of the Bar Harbor Bankshares 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bar Harbor Bankshares 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Board of Directors of Bar Harbor Bankshares, the Plan's sponsor, voted on December 14, 2016, to merge the Lake Sunapee Bank Profit Sharing - Stock Ownership Plan into the Bar Harbor Bankshares 401(k) Plan effective January 13, 2017. All plan assets were transferred to the Plan on February 3, 2017.

Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ RSM US LLP

We have served as the Plan's auditor since 2016.

Boston, Massachusetts
June 29, 2018

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2017, and 2016

	2017	2016
Cash	$687,521	$264,245
Investments, at fair value	42,862,344	20,174,090
Receivables:
Notes receivable from participants	1,059,813	478,112
Contribution receivable	132	—
Total receivables	1,059,945	478,112
Total Assets:	44,609,810	20,916,447

Liabilities:
Due to broker, net	(617,039)	(235,632)
Net assets available for benefits	$43,992,771	$20,680,815

See accompanying notes to financial statements.

BAR HARBOR BANKSHARES 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,120,771	$2,532,157
Interest and dividends from investments	993,720	551,351
Other income	94,015	37,945
Total investment income	4,208,506	3,121,453
Interest on notes receivables from participants	44,122	17,735
Contributions:
Participants	1,968,246	953,782
Employer	992,726	452,803
Rollovers	502,020	185,646
Total contributions	3,462,992	1,592,231
Total additions	7,715,620	4,731,419
Deductions from net assets attributed to:
Benefits paid directly to participants	(9,272,921)	(3,657,424)
Administrative expenses	(113,077)	(49,082)
Total deductions	(9,385,998)	(3,706,506)
Net (decrease) increase prior to transfer	(1,670,378)	1,024,913
Transfer of assets into Plan	24,982,334	—
Net increase in net assets available for benefits	23,311,956	1,024,913
Net assets available for benefits:
Beginning of year	20,680,815	19,655,902
End of year	$43,992,771	$20,680,815

See accompanying notes to financial statements

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of Plan

The following description of the Bar Harbor Bankshares (the Company or the Plan Sponsor) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan covering all employees of the Company who have achieved the age of 20‑1/2. There is no service requirement for eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company utilizes a Recapture account for 12b-1 fees. Expenses over and above the balance in the Recapture Account are paid by the Company.

On January 13, 2017, Lake Sunapee Bank Group (LSBG) was acquired by the Company. The Company issued 4,163,853 shares of common stock using a fixed exchange ratio of 0.4970 which was based on a Bar Harbor Bankshares stock price of $34.55. As a result of this acquisition, the Lake Sunapee Bank Profit Sharing - Stock Ownership Plan, a defined contribution plan for which LSBG was the plan sponsor, was merged into the Plan effective January 13, 2017, with fund transfer on February 3, 2017. In addition, Charter Trust Company Profit Sharing Plan, a separate defined contribution plan for which LSBG was the plan sponsor, was terminated and participants under such plan were provided with the opportunity to roll over their funds into the Plan.

	(b)	Contributions

Each year, participants may contribute up to 90% (limited to tax withholding and statutory ceilings) of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch‑up contributions (limited to statutory ceilings). Participants may also contribute amounts representing distributions from other qualified defined benefit, Individual Retirement Accounts, or defined contribution plans. Participants direct the investment of their contributions into investment options offered by the Plan.

The Plan is a safe harbor plan providing matching contributions under a basic matching contribution formula. During 2017 and 2016, the Company matched 100% up to the first 3% of each participant’s salary deferred and 50% on deferrals from 3% to 5% of each participant’s salary. The Company match is 100% vested immediately and invested in the same manner as the participant has directed for their contributions. Additional profit sharing amounts may be contributed at the option of the Company’s board of directors and, if provided, are vested immediately and invested as directed by the participant. No additional profit sharing contributions were made in 2017 or 2016.

BAR HARBOR BANKSHARES 401(k) PLAN Notes to Financial Statements December 31, 2017, and 2016

(c)	Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, allocations of the Company’s match, and profit sharing contributions along with an allocation, based upon a participant’s account balance, of any earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account.

(d)	Vesting

Participants are vested immediately in their personal contributions and the Company’s contributions.

(e)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100% vested in all funds represented by their account balance.

(f)	Payment of Benefits

On termination of employment including disability or retirement, a participant with a balance greater than $5,000 may request payment in a lump sum amount equal to the value of the vested interest in his or her account. Terminated participants with vested balances in their accounts of $1 or more but less than $5,000 have their vested balance rolled over to an Individual Retirement Account unless they make a voluntary election for another form of distribution or rollover. Upon the death of an employee, the named beneficiary may elect to receive a lump sum amount equal to the vested balance in the deceased employee’s account.

(g)	Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their account balance. Participants may carry up to two loans secured by the balance in their account. Loans are generally fixed rate and are written with an interest rate of 1% over the Prime Rate. Existing loans are presently written at 3.25% to 5.50%. Principal and interest is paid according to amortization schedules through biweekly payroll deductions. Generally, the loan terms may not exceed five years, unless for the purchase of a principal residence, which may permit a longer repayment term.

BAR HARBOR BANKSHARES 401(k) PLAN Notes to Financial Statements December 31, 2017, and 2016

	(h)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rates and market risks. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Presentation

The Plan’s financial statements have been prepared on an accrual basis of accounting. Benefits are recorded when paid. Cash equivalents are generally funds held in money market funds at December 31, 2017 and 2016.

	(b)	Investments and Notes Receivable from Participants

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

	(c)	Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles (U.S. GAAP); requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

BAR HARBOR BANKSHARES 401(k) PLAN Notes to Financial Statements December 31, 2017, and 2016

	(d)	Subsequent Events

There were no significant subsequent events between December 31, 2017 and through the date of this filing.

(3)
Fair Values of Financial Instruments

US GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active market that the Plan has the ability to access.
Level 2:  Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets.
Quoted prices for identical or similar assets or liabilities in inactive markets.
Inputs other than quoted prices that are observable for the asset or liability.
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (Contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Stable value fund and Common Trust Funds:    The Morley Stable Value Fund is valued at the Net Asset Value (“NAV”) of shares held by the Plan based on the fair value of its underlying assets reported in the fund’s audited financial statements.
Mutual funds:  Mutual funds are valued at quoted market prices, representing the net asset value of shares held by the Plan, and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.
Common Stock:  The Bar Harbor Bankshares common stock is valued at quoted market prices and is classified as Level 1, as they are actively traded and no valuation adjustments have been applied.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2017, and 2016

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in valuation methodology during the year ended December 31, 2017 or 2016.

	Level 1	Level 2	Level 3	Total
December 31, 2017
Money Market funds	$318	$—	$—	$318
Mutual funds	28,757,126	—	—	28,757,126
Common Stock of Bar Bankshares	7,752,575	—	—	7,752,575
Investments at fair value	36,510,019			36,510,019
Common or Collective Trust Funds (a)		—	—	6,352,325
Total Investments at fair value	$36,510,019	$—	$—	$42,862,344

	Level 1	Level 2	Level 3	Total
December 31, 2016
Money Market funds	$563	$—	$—	$563
Mutual funds	10,776,417	—	—	10,776,417
Common Stock of Bar Bankshares	5,613,820	—	—	5,613,820
Investments at fair value	16,390,800			16,390,800
Common or Collective Trust Funds (a)		—	—	3,783,290
Total Investments at fair value	$16,390,800	$—	$—	$20,174,090

There were no transfers between levels during 2017.

(a)
In accordance with ASU 2015-07, certain investments that are measured at fair value using NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

The following tables set forth additional disclosures of Plan’s investments whose fair value is estimated using NAV per share (or its equivalent) as of December 31, 2017 and 2016.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2017, and 2016

Fair Value Estimated Using NAV Per Share December 31, 2017

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period
Stable Value Fund:
Morley Stable Value Fund	$1,911,689	$—	Daily	12 Months
Common Trust Funds:
BlackRock US Debt Index FD CLR (b)	358,128	$—	Daily	N/A
BlackRock EAFE Equity Index FDR CLR R (c)	404,361	$—	Daily	N/A
BlackRock Russell 2000 Index FDCL R (d)	417,355	$—	Daily	N/A
BlackRock Midcap Equity Index FD CL R (e)	625,555	$—	Daily	N/A
BlackRock Equity Index FD CLR (f)	2,635,237	$—	Daily	N/A

Fair Value Estimated Using NAV Per Share December 31, 2016

	Fair	Unfunded	Redemption	Redemption
Investment	Value	Commitment	Frequency	Notice Period
Stable Value Fund:
Morley Stable Value Fund	$1,074,356	$—	Daily	12 Months
Common Trust Funds:
BlackRock US Debt Index FD CLR (b)	3,859	$—	Daily	N/A
BlackRock EAFE Equity Index FDR CLR R (c)	7,096	$—	Daily	N/A
BlackRock Russell 2000 Index FDCL R (d)	294,715	$—	Daily	N/A
BlackRock Midcap Equity Index FD CL R (e)	373,115	$—	Daily	N/A
BlackRock Equity Index FD CLR (f)	2,030,149	$—	Daily	N/A

(b)
The BlackRock U.S. Debt Index Fund is designed to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the Barclays Capital U.S. Aggregate Bond Index. The Fund is invested solely in the BlackRock U.S. Debt Index Fund managed by BlackRock Institutional Trust Company, N.A.

(c)
The BlackRock EAFE Equity Index Fund is designed to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the MSCI EAFE Index. The Fund is invested solely in the BlackRock EAFE Equity Index Fund managed by BlackRock Institutional Trust Company, N.A.

(d)
The BlackRock Russell 2000 Index Fund is designed to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the Russell 2000 Index. The Fund is invested solely in the BlackRock Russell 2000 Index Fund managed by BlackRock Institutional Trust Company, N.A.

BAR HARBOR BANKSHARES 401(k) PLAN
Notes to Financial Statements
December 31, 2017, and 2016

(e)
The BlackRock Mid Cap Equity Index Fund is designed to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the S&P Midcap 400 Index. The Fund is invested solely in the BlackRock Mid Cap Equity Index Fund managed by BlackRock Institutional Trust Company, N.A.

(f)
The investment objective of the BlackRock Equity Index Fund is designed to achieve investment results that are similar to the price and yield performance, before fees and expenses, of the S&P 500 Index. The Fund is invested solely in the BlackRock Equity Index Fund managed by BlackRock Institutional Trust Company, N.A.

(4)	Income Tax Status

The Plan is based on a prototype plan. The Internal Revenue Service (IRS) informed the plan sponsor, in an opinion letter dated March 31, 2014, that the form of the Plan is acceptable under the requirements of the Internal Revenue Code (“IRC”). An employer may rely on a favorable opinion letter issued to a prototype sponsor as evidenced that the Plan is qualified under Code Section 401 (a) as provided in Revenue Procedure 2011-49. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the current plan is designed and being operated in compliance with applicable requirements of the IRC so that the plan is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017,
There were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2014.

(5)	Party-in-Interest Transactions

Shares of common stock issued by the Company represent certain Plan investments (See Note 3). The decision to invest in Company stock is voluntary on the part of the participants. These transactions are party-in-interest transactions. Senior officers are prohibited from purchasing, selling, or reallocating their positions in the Company’s common stock during times of established blackouts or while in possession of insider information. Effective December 1, 2010, Reliance Trust Company became Trustee and investments (including Bar Harbor Bankshares) were held by Fidelity Investments. Participant loan distributions and repayments are also considered party‑in‑interest transactions.

(6)	Reconciliation of Financial Statements to Form 5500

There are no differences between net assets or the net increase in net assets available for plan benefits between Form 5500 and the financial statements as of and for the years ended December 31, 2017 and 2016.

Schedule1

BAR HARBOR BANKSHARES 401(k) PLAN
Schedule H, Line 4i - Schedule of Assets Held at End of Year
December 31, 2017

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment, number of shares, and rate of interest	(d) Cost	(e) Current Value
	Cash-Pass through account	Interest rate - .24%	**	70,482
	Fidelity Gov’t Money Market	Money market fund	**	318
	American Target Fund 2015-2050	Target Funds, 1,796,240.357 shares	**	25,181,337
	American Europacific Growth Fund	Foreign equity mutual fund, 19,525.759 shares	**	1,097,738
	American New Perspective Fund	Foreign equity mutual fund, 41,972.793 shares	**	1,811,546
	Prudential Short Term Corp Bond	Bond mutual fund, 42,099.425 shares	**	463,310
*	Bar Harbor Bankshares	Common stock, 287,026.096 shares	**	7,752,575
	Morley Stable Value Fund	Stable Value Fund, 79,222.305 shares	**	1,911,689
	BlackRock Equity Index FD CL R	Common Trust Fund, 7,835.970 shares	**	2,635,237
	BlackRock Strategic Income Opps Instl	Equity Mutual Fund, 20,346.558 shares	**	203,195
	BlackRock US Debt Index FDC R	Common Trust Fund, 2,246.160 shares	**	358,128
	BlackRock EAFE Equity Index FDCLR	Common Trust Fund, 3,985.424 shares	**	404,361
	BlackRock Russell 2000 Index FD C R	Common Trust Fund, 2,496.294 shares	**	417,355
	BlackRock Midcap Equity Index FDCLR	Common Trust Fund, 3,538.604 shares	**	625,555
*	Participant Loans Receivable	Interest rate -3.25% - 5.50%	—	1,059,813
				$43,992,639

* Party-in-interest

** Per ERISA guidelines, the cost of investments is not required to be included in this schedule

See accompanying report of independent registered public accounting firm.

REQUIRED INFORMATION

The Bar Harbor Bankshares 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2017 and 2016, have been prepared in accordance with the financial reporting requirements of ERISA, and are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees who administer the Bar Harbor Bankshares 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bar Harbor Bankshares 401(k) Plan

By:    /s/Marsha C. Sawyer        Date: June 29, 2018

Marsha C. Sawyer
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of RSM US LLP